SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Proxy Materials for 2025 Annual General Meeting of Shareholders

Annexed hereto and incorporated herein by reference are copies of the following documents being furnished by MediWound Ltd. (the “Company”) in connection with its upcoming 2025 annual general meeting of shareholders, which is scheduled to be held on May 15, 2025 (the “2025 AGM”):

(i)
Notice of 2025 Annual General Meeting of Shareholders and Proxy Statement, each dated April 7, 2025, to be mailed to the shareholders of the Company in connection with the 2025 AGM (annexed as Exhibit 99.1 hereto); and

(ii)	Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 AGM (annexed as Exhibit 99.2 hereto).

Exhibits

The following exhibits are furnished as part of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”):

Exhibit	Description

99.1	Notice of 2025 Annual General Meeting of Shareholders and Proxy Statement, each dated April 7, 2025, for the 2025 AGM

99.2	Proxy Card for the 2025 AGM

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (including the information contained in Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997 and 333-285897, respectively) and on Form F-3 filed with the SEC on March 31, 2023,  August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2025	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer